FORM 5 - 2000                             CHRIS
MORRIS - Page 1
             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549
 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Filed pursuant to Section 16(a) of the
Securities Exchange
Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

_X_  Check here if  no longer subject to Section 16.
     Form 4 or Form 5
     obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions
Reported

1.   Name and Address of
          Reporting Person:
          CHRIS MORRIS
          2809 IH 35 South
          San Marcos  TX  78666
2.   Issuer Name and Ticket or
          Trading Symbol
          ELECTROSOURCE, INC.
          ELSI
3.   IRS or Social Security Number of
Reporting Person (Voluntary)

4.   Statement for Month/Year
          December 2000
5.   If Amendment, Date of Original
(Month/Year)
          N/A
6.   Relationship of Reporting Person to
Issuer (Mark all applicable)

     Yes ___   No ___    Director
     Yes ___   No ___    10% Owner
     Yes _X_   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)
          Vice President, Chief Operating Officer

 TABLE I -  Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially
                       Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D)
     (Instructions 3, 4 and 5):
     A.   Amount:   None
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          None
6.   Ownership Form:  Direct (D) or Indirect (I)
          (Instruction 4) N/A
7.   Nature of Indirect Beneficial Ownership
          (Instruction 4): N/A

   TABLE II - Derivative Securities Acquired,
  Disposed of, or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Employee Stock Options
2.   Conversion or Exercise Price of Derivative Security
          (1)  $1.75
          (2)  $1.156
3.   Transaction Date (Month/Day/Year)
          (1)  February 3, 1999
          (2)  August 4, 1999
4.   Transaction Code (Instruction 8)
          (1) and (2)  A - Grant of Stock Options
5.   Number of Derivative Securities Acquired (A) or
Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):  (1)  30,000
                         (2)  15,000
     B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable    (1)  1/3 at 8/3/99, 8/3/00, and 8/3/01
                              (2)  1/3 at 2/4/00, 2/4/01, and 2/4/02
     B.  Expiration Date      (1)  February 3, 2009
                              (2)  August 4, 2009
7.   Title and Amount of Underlying Securities
(Instructions 3 and 4)
     A.   Title
          Common Stock,$1.00 par value
     B.   Amount or Number of Shares
         (1)  30,000
         (2)  15,000
8.   Price of Derivative Security (Instruction 5)
          These derivative securities were issued pursuant to the 1996 Stock Option Plan at no cost to the recipient.
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          45,000
10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership
          (Instruction 4): N/A
Explanation of Responses:
Resigned from the Company effective December 29, 2000.
No longer an executive Officer or a reporting person as of close of business on December 29, 2000.

     /s/
CHRIS MORRIS
Date:     December 29, 2000